**EXHIBIT 21**

## SUBSIDIARIES OF THE DIXIE GROUP, INC.

| SUBSIDIARY | STATE/COUNTRY OF INCORPORATION |
|---|---|
| BRETLIN, INC. | GA |
| FABRICA INTERNATIONAL | CA |
| C-KNIT APPAREL, INC. | TN |
| MASLAND CARPETS, LLC | GA |

SUBSIDIARIES OF BRETLIN, INC.

| | |
|---|---|
| CANDLEWICK YARNS, INC. | TN |
| DIXIE GROUP LOGISTICS, INC. | GA |